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                        VALUATION RESEARCH CORPORATION


November 5, 1997



Board of Directors                          Board of Directors
Freeport-McMoRan Inc.                       Freeport-McMoRan Sulphur Inc.
1615 Poydras Street                         1615 Poydras Street
New Orleans, LA 70112                       New Orleans, LA 70112

Board of Directors
FMRP Inc.
1615 Poydras Street
New Orleans, LA 70112

Board of Directors
IMC Global Inc.
2100 Sanders Road
Northbrook, IL 60062-6146

Ladies and Gentlemen:

This letter is provided by Valuation Research Corporation ("Valuation") reporting the performance of certain limited procedures at the request of the Board of Directors of IMC Global Inc., a Delaware Corporation ("IGL"), Freeport-McMoRan Inc., a Delaware Corporation ("FTX"), FMRP, Inc., a Delaware Corporation ("FMRP"), and Freeport-McMoRan Sulphur Inc., a Delaware Corporation ("NEWCO") and a newly formed, wholly-owned subsidiary of Freeport-McMoRan Resource Partners, Limited Partnership, a Delaware limited partnership ("FRP") to assist in complying with certain conditions to the transactions described in the Agreement and Plan of Merger between FTX and IGL (the "Merger Agreement") and the Contribution and Distribution Agreement among FTX, NEWCO and FRP (the "Contribution and Distribution Agreement"), both dated August 26, 1997, pursuant to which specified sulphur and other assets will be transferred from FRP and others to NEWCO.

Pursuant to the Merger Agreement, FTX will merge with and into IGL (the "Merger"). FTX is the Administrative Managing General Partner and Special General Partner of FRP. FTX and FMRP, collectively own, approximately 51.6% of the equity interest in FRP. FMRP is a wholly owned subsidiary of FTX, and is the Managing General Partner and Special General Partner of, and an equity owner in, FRP. IGL owns 100% of the issued and outstanding stock of IMC Global Operations Inc. (formerly IMC Fertilizer Inc.) ("IMC Operations").

In connection with the Merger: (1) IMC Operations intends to transfer to FRP various

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assets (collectively, the "IMC Main Pass Interests") and FRP intends to assume various liabilities, relating to the sulphur, oil and gas exploration and development operations in Main Pass Block 299, Offshore, Louisiana ("Main Pass") including a 25% working interest in the sulphur, oil and gas operations located thereon and (2) FRP intends to convey to NEWCO, various assets (including the IMC Main Pass Interests that FRP will acquire from IMC Operations and FRP's 58.3% working interest in the sulphur, oil and gas operations in Main Pass) and NEWCO intends to assume various liabilities, relating to the sulphur and certain oil and gas operations of FRP (collectively, the "FRP Sulphur Operations"). Following the transfer of the FRP Sulphur Operations to NEWCO, FRP intends to distribute the stock of NEWCO to its equity holders, including FTX and FMRP. FMRP intends to distribute to FTX the NEWCO stock it receives from FRP (the "FMRP Dividend"). As part of the consideration to be received by FTX stockholders in the Merger, NEWCO stock held by FTX prior to the Merger will be transferred to FTX stockholders. Collectively, the transactions described in this paragraph will be hereinafter referred to as the "Transaction".

Based on the foregoing description of the Transaction, Valuation has been asked to provide its opinion as of October 21, 1997, assuming that the entire Transaction has been consummated on October 21, 1997 that immediately before and after for FRP and FMRP, and immediately after for NEWCO, and giving effect to the consummation of the entire Transaction:

    (i) The Fair Value of the aggregate assets of FRP exceeds and will exceed FRP's liabilities (including, without limitation, Stated Liabilities and Identified Contingent Liabilities).

    (ii) The Present Fair Saleable Value of the assets of FRP exceeds and will exceed probable liabilities on its debts (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and mature.

    (iii) FRP is and will be able to pay its debts, liabilities and other obligations (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts, liabilities and other obligations become absolute and mature.

    (iv) FRP will not have Unreasonably Small Capital with which to conduct its present and anticipated business.

    (v) The Fair Value of the aggregate assets of NEWCO will exceed NEWCO's liabilities (including, without limitation, Stated Liabilities and Identified Contingent Liabilities).

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    (vi)    The Present Fair Saleable Value of the assets of NEWCO will exceed
            NEWCO's probable liabilities on its debts (including, without limitation, Stated Liabilities and Identified Contingent Liabilities), if any, as such debts become absolute and mature.

    (vii) NEWCO will be able to pay its debts, liabilities and other obligations (including, without limitation, Stated Liabilities and Identified Contingent Liabilities), if any, as such debts, liabilities and other obligations become absolute and mature.

    (viii) NEWCO will not have Unreasonably Small Capital with which to conduct its present and anticipated business.

    (ix) FRP and FTX will not, by virtue of the Transaction, violate Section 17-607 of the Delaware Revised Uniform Limited Partnership Act.

    (x)     The value of the Dividend does not exceed FMRP's Surplus.

    (xi) The Fair Value of the aggregate assets of FMRP exceeds and will exceed FMRP's liabilities (including, without limitations, Stated Liabilities and Identified Contingent Liabilities).

    (xii) The Present Fair Saleable Value of the assets of FMRP exceeds and will exceed FMRP's probable liabilities on its debts (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and mature).

    (xiii) FMRP is and will be able to pay its debts, liabilities and other obligations (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts, liabilities and other obligations become absolute and mature.

    (xiv) FMRP will not have Unreasonably Small Capital with which to conduct its present and anticipated business.


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In addition, for purposes of the opinion set forth in item (x) on page 9, we have assumed that:

    1. FMRP's sole asset is 20,740 partnership units or unit equivalents of FRP which constitute the General Partnership Interest (as defined in the Amended and Restated Partnership Agreement of FRP (the "FRP Partnership Agreement")) which are subject to the transfer restrictions set forth in the FRP Partnership Agreement.

    2. FMRP has no liabilities other than those liabilities of FRP for which FMRP may be responsible in its capacity as Managing General Partner and Special General Partner of FRP.

    3. The assets of FRP will be available to satisfy the liabilities of FRP or will be available to reimburse FMRP through a right of subrogation if FMRP is required to satisfy the liabilities of FRP because of FMRP's status as a Managing General Partner and Special General partner of FRP.


Valuation has also been asked to provide an update of this letter as of the date of the Merger. For the purposes of this opinion letter, the following terms are defined:


    (a)  Present Fair Saleable Value
         The aggregate amount that may be realized by an independent willing seller from an independent willing buyer if the aggregate assets of FRP and NEWCO are sold with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises in an existing and not theoretical market. This definition does not contemplate a distress sale.

    (b)  Fair Value
         The amount at which the aggregate assets of each of FRP and NEWCO would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both. This definition does not contemplate a distress sale.

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    (c)  Stated Liabilities
         The recorded liabilities of FRP, FMRP and NEWCO as of June 30, 1997. Valuation has made inquiries of management of FRP, FMRP and NEWCO (the "Management") and has been advised by them that there are no material adverse changes in the Stated Liabilities between the date of the information shown on such balance sheet and date of opinion.

    (d)  Identified Contingent Liabilities
         The maximum reasonably estimated liabilities that may result from pending litigation, asserted claims and assessments, guaranties, environmental conditions, uninsured risks, and other contingent liabilities as identified and explained to us in terms of their nature and estimated dollar magnitude by responsible officers of FRP and NEWCO. These contingent liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and therefore may not be recorded as liabilities under GAAP.

    (e)  Unreasonably Small Capital
         This phrase relates to the ability of each of FRP, FMRP and NEWCO, after giving effect to consummation of the entire Transactions, to continue as a going concern and not lack sufficient capital for the needs and anticipated needs of the operation, including Identified Contingent Liabilities, without substantial disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions. Our determination of adequate capital is made from an economic rather than financial accounting perspective.

    (f)  Net Assets
         The amount by which total assets exceed total liabilities, including contingent liabilities identified to us by FMRP's management, as well as their respective accountants, legal advisors and financial advisors, and such other experts as we deemed necessary to consult, and valued by Valuation after consultation with responsible officers and employees of FMRP and/or such industry, economic and other experts as we deemed necessary to consult (the valuation of contingent liabilities to be computed in light of all the facts and circumstances existing at the time of such valuation as the maximum amount that can reasonably be expected to become an actual or matured liability). Capital and Surplus are not liabilities for the purposes of determining Net Assets.

    (g)  Capital
         The par value of the consideration received for the issuance of FMRP's par stock.

    (h)  Surplus
         The Fair Value of FMRP's Net Assets in excess of Capital.

We believe the foregoing definitions are reasonable and appropriate for purposes of rendering our opinions, and we believe that the methodologies we use in our analysis are appropriate for determining Fair Value and Present Fair Saleable Value as defined herein. Based on our inquiry, we believe it is appropriate for us to value each of FRP and NEWCO as a going concern as part of our analysis relating to our opinions.

In expressing its opinions, Valuation has relied, to the extent deemed appropriate in its independent judgements, on information and analyses furnished by and/or discussions held with FRP's management, accountants, advisors and other experts. Information and analysis supplied by FRP's management was reviewed and utilized to form our valuation opinions of FRP, FMRP and NEWCO.

Although Valuation does not assume any responsibility for the sufficiency and accuracy of the information provided by FRP or NEWCO, nothing has come to Valuation's attention in the course of this engagement which would lead it to believe that any such information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the Transaction, FRP and NEWCO's financial condition and their future operations. All items generally considered subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles have been relied upon without review, check, or verification. Nothing has come to our attention; however, in the course of this engagement which would cause us to believe that any information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Valuation has performed certain analyses, studies, and investigations more fully described herein in support of its opinions. Further, all opinions expressed herein are subject to the General Limiting Conditions and Assumptions attached hereto as Exhibit A.

Valuation has reviewed the historical financial results of the business which includes FRP and NEWCO, as well as extensive background data and material considered appropriate to the opinions expressed. Such area of investigation have included but are not limited to:


    - Industry overviews, including an analysis of companies engaged in similar lines of business, as well as reviewing recent acquisitions of companies engaged in similar lines of business.

    - Inquiries of Management as to the impact of future trends on FRP and NEWCO and also the industry, including expected demand for their products; estimated future levels of working capital and capital expenditures; competitive conditions and advantages; and key actions to be taken in the near term, among other factors.

    -    Merger Agreement.

    -    Contribution and Distribution Agreement.

    - Form 10-Q for six months ended June 30, 1997 Freeport-McMoRan Resource Partners, Limited Partnership.

    - Form 10-K for fiscal year ended December 31, 1996 for Freeport-McMoRan Resource Partners, Limited Partnership.

    -    Form S-1 for Freeport Sulphur Company dated September 13, 1997.

    - Audited annual reports for Freeport-McMoRan Resource Partners, Limited Partnership for years ended December 31, 1993 through December 31, 1996.

    -    FTX/FRP five year plan, 1997-2001.

    -    FRP five year plan without Sulphur and Oil.

    -    NEWCO financial projections, 1997-2001.

    - IMC Global Inc. and Freeport-McMoRan Inc. joint proxy statement dated September 15, 1997.

    - Inquiries of Management who have responsibility for legal, financial and accounting matters, and of counsel, accountants, advisors and other experts to FRP and NEWCO as to the existence and magnitude of potential Identified Contingent Liabilities.

    -    Unaudited financial statements for FMRP as of September 30, 1997.

For the purposes of this opinion, Valuation has assumed that there will be no material change in any documents in Valuation's possession on October 21, 1997.

Valuation has, to the extent necessary, discussed FRP and NEWCO and its financial and operating matters with Management and advisors to FRP and NEWCO. Valuation has reviewed the forecasts of earnings, cash flows, and balance sheets of FRP and NEWCO prepared by Management and discussed, to the extent necessary, such forecasts with Management. Nothing has come to our attention that would cause us to believe the basic assumptions used in the forecasts are unreasonable. We believe that the review we have conducted and the analyses and procedures undertaken are those generally considered appropriate for expressing the opinions herein.

On the basis of the review, procedures, and analyses performed, we express the following opinions as of the date of this letter, assuming that the entire Transaction has been consummated on the date hereof, that immediately before and after for FRP and FMRP, and immediately after for NEWCO, giving effect to the consummation of the entire Transaction, all predicated on the General Limiting Conditions and Assumptions and FRP and NEWCO continuing to operate the business in a manner consistent with current practices, that:


    (i) The Fair Value of the aggregate assets of FRP exceeds and will exceed FRP's liabilities (including, without limitation, Stated Liabilities and Identified Contingent Liabilities).

    (ii) The Present Fair Saleable Value of the assets of FRP exceeds and will exceed FRP's probable liabilities on its debts (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and mature.

    (iii) FRP is and will be able to pay its debts, liabilities and other obligations (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts, liabilities and other obligations become absolute and mature.

    (iv) FRP will not have Unreasonably Small Capital with which to conduct its present and anticipated business.

    (v) The Fair Value of the aggregate assets of NEWCO will exceed NEWCO's liabilities (including, without limitation, Stated Liabilities, and Identified Contingent Liabilities).

    (vi) The Present Fair Saleable Value of the assets of NEWCO will exceed NEWCO's probable liabilities on its debts (including, without limitation, Stated Liabilities and Identified Contingent Liabilities), if any, as such debts become absolute and mature.

    (vii) NEWCO will be able to pay its debts, liabilities and other obligations (including, without limitation, Stated Liabilities and Identified Contingent Liabilities), if any, as they such debts, liabilities and other obligations become absolute and mature.

    (viii) NEWCO will not have Unreasonably Small Capital with which to conduct its present and anticipated business.

    (ix) FRP and FTX will not, by virtue of the Transaction, violate Section 17-607 of the Delaware Revised Uniform Limited Partnership Act.

    (x)     The value of the Dividend does not exceed FMRP's Surplus.

    (xi) The Fair Value of the aggregate assets of FMRP exceeds and will exceed FMRP's liabilities (including, without limitations, Stated Liabilities and Identified Contingent Liabilities).

    (xii) The Present Fair Saleable Value of the assets of FMRP exceeds and will exceed FMRP's probable liabilities on its debts (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and mature).

    (xiii) FMRP is and will be able to pay its debts, liabilities and other obligations (including, without limitation, Stated Liabilities and Identified Contingent Liabilities) as such debts, liabilities and other obligations become absolute and mature.

    (xiv) FMRP will not have Unreasonably Small Capital with which to conduct its present and anticipated business.


This letter is solely for the information and assistance to the parties to whom it is addressed for matters in connection with the proposed Transaction, including disclosing the final opinion in any Proxy Statement or Prospectus. Any other use is expressly prohibited and neither this letter nor any of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the written consent of Valuation, the exercise of which will be at the sole discretion of Valuation not unreasonably withheld. If given, such consent shall not be without sufficient review by Valuation as to the precise language of such disclosure and the time and place of its potential release.

The above limitations do not apply to related parties who you believe have a legitimate business interest in receiving such copies, including counsel, potential and participating lenders, courts, administrative agencies, the persons and entities to whom disclosure is permitted under the General Limiting Conditions and Assumptions and other appropriate parties. However, in such instances, this opinion must be provided to such parties in its entirety. The term "related parties" shall not exclude participants and assignees, regulators, additional lenders, successors, or appropriate parties involved in litigation or court proceedings involving this Transaction or under other similar circumstances.

Valuation has no responsibility to update the opinions stated herein for events and

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circumstances occurring after the date of this letter other than the update that the addressees have requested as of the date of the Merger.

Respectfully submitted,

VALUATION RESEARCH CORPORATION




Engagement Number:  02-3104-00

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                                      EXHIBIT A

                     GENERAL LIMITING CONDITIONS AND ASSUMPTIONS


In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained herein. Valuation has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have a material financial interest in FRP or NEWCO.

Neither Valuation, nor its agents or employees, assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible.

Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with unless express written noncompliance is brought to the attention of Valuation and is stated and defined by those relied on by Valuation.

Valuation has relied on certain information furnished by others, including but not limited to FRP and NEWCO, without verification, other than the procedures specified in Valuation's letter attached hereto. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any information is inaccurate in any material respect or unreasonable to utilize and rely upon such information.

Valuation assumes in the case of leases of real and other property that this transaction will not trigger any renegotiations of such leases to market rates based upon the change in the financial condition of the properties leased by the Borrower arising out of this Transaction that would, in aggregate, be material to the Borrower. Based upon inquiries in connection with this matter, we have no reason to believe that there will be any material adverse effect on FRP or NEWCO arising from the consummation of the Transaction.

In some instances, public information and statistical information have been obtained from sources Valuation has accepted as being reliable; however, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification. However, nothing has come to our attention in the course of this engagement that would cause us to believe that any such information is inaccurate in any material respect.


The opinion of Valuation does not represent an assurance, guarantee, or warranty that FRP or NEWCO will not default on any debt obligations or covenants associated with the Transaction.

Valuation has analyzed and reviewed the Transaction and provided an opinion for the purposes set forth in this letter only and for no other purpose. Valuation's opinion is in no way given as an indication of the fairness of the Transaction to any shareholder of FRP or NEWCO or any other participant in the Transaction.

The opinions expressed herein are valid only for the express and stated purposes of providing information and assistance to the parties to whom it is addressed and their specific agents engaged in conducting and documenting their independent investigations concerning FRP and NEWCO and are not in any way, implied or expressed, to be construed, used, circulated, quoted, relied upon or otherwise referred to for any other purpose, except as set forth in the Opinion to which these General Limiting Conditions and Assumptions are attached.

In addition, Valuation hereby consents to (i) the filing and disclosure of the Opinion with the Securities and Exchange Commission (the "SEC") and any state securities commission or blue sky authority, or other governmental authority or agency if such filing or disclosure is required pursuant to the rules, statutes, and regulations thereof, or required by applicable law, (ii) the disclosure of the Opinion upon demand, order or request of any court, administrative or governmental agency, regulatory body or examiner (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena, or discovery requests, (iii) the use or disclosure of the Opinion in any pending or threatened litigation, judicial, or administrative proceeding (including, without limitation, any proceeding in bankruptcy) or inquiry, or government investigation, (iv) the attachment of the Opinion as an exhibit to the Merger document or as an exhibit to any documents related to the Transaction, (v) the disclosure of the Opinion in connection with
(a) the prospective sale, assignment, participation or any other disposition by any Lender or financing source of any right or interest in the debt financing by such Lender or financing source, (b) an audit of any Lender or financing source by an independent public accountant or any administrative agency or regulatory body or examiner or (c) the exercise of any right or remedy by any Lender or financing source in connection with the debt financing, (vi) the disclosure of the Opinion as may be requested, required or ordered in, or to protect a Lender's or financing source's interest in, any litigation, administrative, judicial or governmental proceeding, or investigation to which any Lender or financing source is subject or purported to be subject, or (vii) the disclosure of the Opinion as otherwise required by, or as reasonably determined by any Lender or financing source to be required by, any law, order, statute, regulation or ruling applicable to such Lender or financing source.

Any further consultation, testimony, attendance or research in reference to the present engagement beyond the opinions expressed herein as of the date of valuation are subject to agreement by Valuation in specific written arrangements between the parties.

In preparing this Solvency Opinion, Valuation conducted certain procedures and analysis which have been described in the body of this opinion. In order to render such an opinion, Valuation developed a range of valuation conclusions with respect to FRP and NEWCO's assets. The range of indicated values was arrived at through the use of generally accepted valuation procedures. These procedures included the Income Approach, and Market Approach as both such approaches are defined in forthcoming paragraphs which we believe to be procedures appropriate to express the opinions herein.

The Income Approach utilized cash flow projections discounted to a present value. The discount rate selected was based on risk and return requirements deemed appropriate by Valuation, given the facts and circumstances surrounding the Transaction under consideration. In arriving at an appropriate discount rate, Valuation considered FRP's weighted average cost of capital, the weighted average cost of capital for other companies in the industry, and the rate of return on alternative investments. In addition, the risk inherent in the business was also considered.

In addition to discounting the projected cash flows of FRP and NEWCO, Valuation performed sensitivity analysis which included varying the discount rates, sales growth rates, and profit margins of the projections in estimating a range of values.

The Market Approach compared the subject company with publicly-traded companies engaged in businesses which Valuation deemed reasonably similar to the subject's. The companies selected were either competitors of FRP and NEWCO or operating in the same industry. Ratios such as invested capital to earnings before interest and taxes; invested capital to earnings before interest, depreciation, and taxes; invested capital to sales; and invested capital to debt free net income were employed. Recent acquisitions of sulphur companies or companies in related industries were also reviewed.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on the date of this letter. While various judgments and estimates which we consider reasonable and appropriate under the circumstances were made by us in the determination of value, no assurance can be given by us that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the Present Fair Saleable Value or Fair Value concluded in our analysis.

Our conclusions of Present Fair Saleable Value and Fair Value of assets are for the aggregate or total assets of FRP and NEWCO. Nothing has come to our attention which would cause us to believe that the Present Fair Saleable Value of the aggregate assets is materially different from the Fair Value of such aggregate assets.

Valuation has discussed Identified Contingent Liabilities with representatives of FRP, FMRP and NEWCO, respectively. FRP, FMRP and NEWCO have advised Valuation that there are no other outstanding claims or proceedings or other contingent liabilities that, in the aggregate would materially affect the financial position of FRP, FMRP, or NEWCO. The respective officers of FRP, FMRP and NEWCO expressed their opinions that adequate provisions for contingent liabilities have been made by insurance or accrual or that the ultimate cost resulting from such liabilities will not materially affect the financial position of FRP, FMRP and NEWCO. Valuation expresses no opinion as to the completeness or adequacy of Identified Contingent Liabilities but nothing has come to Valuation's attention which would lead it to believe that such estimates are unreasonable.

Valuation has made inquiries of the management of FRP and NEWCO and been advised that there has been no material adverse change in the financial position of FRP and NEWCO (except for any changes related to the Transaction between June 30, 1997 and October 21, 1997.

Material changes in the industry or in market conditions which might affect FRP and NEWCO's business from and after the effective date of the proposed Transactions and which are not reasonably foreseeable are not taken into account.